December 11, 2018

Lai Jinpeng
CEO
Wiseman Global Ltd.
1308#39, Renmin 4th Road, Danshui Town
Huizhou City, 516200 Guangdong, China

       Re: Wiseman Global Ltd.
           Amendment No. 1 to Form S-1
           Filed December 4, 2018
           File No. 333-228130

Dear Mr. Jinpeng:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed December 4, 2018

Risk Factors, page 5

1. Please include a risk factor regarding your auditor's going-concern opinion. See Item
       503(c) of Regulation S-K. Please also disclose the going-concern opinion in the prospectus summary.
      Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or Lisa Kohl, Legal
Branch Chief, at 202-551-3252, with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products